_______                                            _________________________

FORM 4     U.S. Securities and Exchange Commission        OMB APPROVAL
_______           Washington, D.C.  20549          _________________________

[ ] Check this box if no longer                    OMB Number 3235-0287
    subject to Section 16. Form                    Expires: September 30, 1998
    4 or Form 5 obligations may                    Estimated average burden
    continue. See Instruction 1(b).                  hours per response... 0.5
                                                   __________________________

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935
          or Section 30(f) of the Investment Company Act of 1940


1.  Name and Address of Reporting       2.  Issuer Name and Ticker or
    Person                                  Trading Symbol

    Sylvia H. Golsen                         LSB Industries, Inc. (LSBD)

_______________________________________________________________________________
     (Last)    (First)  (Middle)        3.  IRS or Social Security
                                            No. of Reporting Person
     16 South Pennsylvania                   (Voluntary)
      Post Office Box 705
    ____________________________________          ###-##-####
          (Street)

     Oklahoma City, Oklahoma 73101
_______________________________________________________________________________
     (City)         (State)     (Zip)

4.  Statement for Month/Year: July 1999

5.  If Amendment, Date of Original (Month/Year):

6.  Relationship of Reporting Person to Issuer (Check all applicable)

       Director   X 10% Owner      Officer (give title below)
    ___          ___            ___
    ___ Other (specify below)


                   ____________________________________

7.  Individual or Joint/Group Filing
    (Check applicable line)

     X Form filed by One Reporting Person
    ___

    ___Form filed by More than One Reporting Person
_______________________________________________________________________________
      Table I - Non-Derivative Securities Acquired, Disposed Of, or
                            Beneficially Owned
_______________________________________________________________________________

1. Title of       2. Transaction   3.  Transaction     4.  Securities Acquired
   Security          Date              Code                (A) or Disposed of
  (Instr. 3)         Month/            (Instr. 8)          (D) (Instr. 3, 4, 5)
                     Day/          ________________        ____________________
                     Year)            Code     V           Amount   (A)   Price
                                                                     or
                                                                    (D)

  Common Stock
  Common Stock     7/23/99             P                    600      A     $2.00
  Common Stock     7/23/99             P                 74,500      A     $1.50


    5. Amount of         6.  Ownership Form:      7.  Nature of
       Securities            Direct (D) or            Indirect
       Beneficially          Indirect (I)             Beneficial
       Owned at End          (Instr. 4)               Ownership
       of Month                                       (Instr. 4)
       (Instr. 3 & 4)

        1,052,250(4)              D
                                  I                    By SBL(1)
        1,178,399(3)              I                    By SBL(1)
_______________________________________________________________________________
If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each                    Page 1 of 2
          class of securities beneficially                     SEC 1474 (7/96)
          owned directly or indirectly
                         (Print or Type Response)

FORM 4 (continued)   Table II - Derivative Securities Acquired,
                        Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)
______________________________________________________________________________


1.  Title of    2. Conversion  3. Transaction  4. Transaction  5. Number of
    Derivative     or Exercise    Date            Code            Derivative
    Security       Price of       (Month/Day/     (Instr. 8)      Securities
    (Instr. 3)     Derivative      Year)          Code     V      Acquired (A)
                   Security                                       or Disposed
                                                                  of (D) (Inst.
                                                                  (Instr. 3,4,5)
                                                                  (A)      (D)
Preferred "B"        (2)
Preferred "C"      $11.55



6. Date Exercisable      7. Title and Amount of          8. Price of
   and Expiration           Underlying Securities           Derivative
   Date                     (Instr. 3 and 4)                Security
   (Month/Day/Year)                      Amount             (Instr. 5)
   Date      Expir-                        or
   Exer-     ation                      Number of
   cisable   Date           Title       Shares

     (2)     (2)          Common Stock    533,333
     (3)     (3)          Common Stock     39,177



9.  Number of       10.  Ownership Form      11.  Nature of Indirect
    Derivative           of Derivative            Beneficial Owner-
    Securities           Security:                ship (Instr. 4)
    Beneficially         Direct (D) or
    Owned at End         Indirect (I)
    of Month             (Instr. 4)
    (Instr. 4)

    16,000(5)                    I                    By SBL(1)
     9,050                       I                    By SBL(1)
__________________________
Explanation of Responses:

(1) SBL Corporation ("SBL") is wholly owned by Sylvia H. Golsen (40% owner), Barry Golsen (son and 20% owner), Steven Golsen (son and 20% owner), and Linda Rappaport (daughter and 20% owner). The number of shares beneficially owned by SBL includes shares owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.

(2) Each share of the Company's Series "B" 12% Cumulative Preferred Stock is convertible, at the option of the holder, into 33.3333 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(3) Each share of the Company's $3.25 Convertible Exchangeable Class C Preferred Stock, Series 2 is convertible at the option of the holder into 4.329 shares of the Company's Common Stock. Each share is convertible as long as such is outstanding.

(4) The amount shown does not include, and Sylvia H. Golsen disclaims beneficial ownership of (a) the 129,029 shares of Common Stock owned of record by Jack E. Golsen, (b) the 4,000 shares of Common Stock that Jack E. Golsen has the right to acquire upon the conversion of a promissory note, (c) the 100,000 shares of Common Stock underlying options granted to Jack E. Golsen under the Company's Incentive Stock Option Plans, (d) the 133,333 shares of Common Stock which Jack E. Golsen has the right to acquire upon conversion of the 4,000 shares of Series B Preferred Stock owned of record by him, and (e) the 10,000 shares owned of record by the MG Trust, of which Jack E. Golsen is the sole trustee.

(5) The number of shares includes, as applicable, 60,600 shares of Common Stock or 4,000 shares of Preferred "B" owned of record by Golsen Petroleum Corporation, the wholly owned subsidiary of SBL.



**Intentional misstatements
  or omissions of facts
  constitute Federal Criminal
  Violations.
                                /s/ Sylvia H. Golsen            August 9, 1999
                              _______________________________ ________________
  See 18 U.S.C. 1001 and      **Signature of Reporting Person         Date
  15 U.S.C. 78ff(a).            Sylvia H. Golsen

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                  Page 2 of 2
K-M\LSB\FORMS345\7-99F4.SHG                                   SEC 1474 (7/96)